Filed by Forest Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Mariner Energy, Inc.

File No. 333-129096

These materials are not a substitute for the registration statement that was filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement being mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The proxy statement/prospectus-information statement and other documents filed by Forest and Mariner with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2000 West Sam Houston Parkway South, Suite 2000, Houston, TX 77042-3622, Attention: Investor Relations.

Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.